SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 5)*

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44052W104
(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.
Atlas FRM LLC
100 Northfield Street
Greenwich, Connecticut 06830
Telephone: (203) 622-9138
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Steven A. Seidman, Esq.
Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

April 3, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44052W104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

CUSIP No. 44052W104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

CUSIP No. 44052W104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON PN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

CUSIP No. 44052W104	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON OO
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

CUSIP No. 44052W104	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

CUSIP No. 44052W104	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,741,776(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,741,776(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,741,776(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%(2)
14	TYPE OF REPORTING PERSON IN
(1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned of record by such reporting person.
(2) All percentages of Common Stock (as defined below) outstanding contained herein are based on 25,205,608 shares of Common Stock outstanding as of March 12, 2019, according to the Form 10-K filed by the Issuer with the SEC on March 18, 2019.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed on November 30, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on December 26, 2018 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on January 2, 2019 (“Amendment No. 2”) Amendment No. 3 to the Schedule 13D filed on January 22, 2019 (“Amendment No. 3”) and Amendment No. 4 to the Schedule 13D filed on March 13, 2019 (“Amendment No. 4” and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to common shares, par value $0.01 per share (“Common Stock”), of Horizon Global Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction
Item 4 of this Schedule 13D is hereby amended to include the following:

On April 4, 2019, the Issuer announced that on April 3, 2019 the Board of Directors of the Issuer appointed Frederick A. Henderson to the Board of Directors of the Issuer. In connection with such appointment, the Reporting Persons agreed to withdraw their notice of nomination, originally sent to the Issuer on March 11, 2019.

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2019	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: April 5, 2019	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 5, 2019	Atlas Capital GP II LP
By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 5, 2019	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: April 5, 2019		/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: April 5, 2019		/s/ Timothy J. Fazio
Timothy J. Fazio